Exhibit 99.98

NexGen Adopts New Shareholder Rights Plan

Vancouver, BC, April 24, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) announces that its Board of Directors has adopted a new shareholder rights plan (the “New Plan”) to replace the existing shareholder rights plan, which expired in accordance with its terms on April 22, 2017 (the “Existing Plan”).

The New Plan reflects the amendments to Canadian securities laws governing the take-over bid regime that came into effect on May 9, 2016 and is otherwise substantially similar to the Existing Plan. The New Plan was not adopted in response to any proposal to acquire control of the Company. The Company is not aware of any specific take-over bid for the Company in process or currently being contemplated.

Under the terms of the New Plan, a “Permitted Bid” is a bid that is open for not less than 105 days and is made to all shareholders. If, at the end of the 105 days, at least 50% of the outstanding common shares held by independent shareholders have been tendered to the bid, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 business days to allow other shareholders to tender.

The New Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Existing Plan. As with the Existing Plan, the New Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of NexGen.

Shareholders will be asked to approve the New Plan at the upcoming meeting of shareholders (the “Meeting”) to be held on June 7, 2017. The Toronto Stock Exchange has accepted notice of the Plan for filing, subject to it being approved and ratified by shareholders at the Meeting.

If approved by shareholders at the Meeting, the New Plan will remain in effect until the close of business on the date of NexGen’s annual meeting of shareholders in 2020 and would be renewed in accordance with its terms for an additional period of three years (from 2020 to 2023) provided that the shareholders of the Company ratify such renewal. The complete plan will be available under the

Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen’s goal is to become the world’s leading supplier of mined uranium.

NexGen owns a portfolio of prospective uranium assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in the Rook I Project, which includes the Arrow deposit discovered in February 2014, the Bow discovery in March 2015 and the Harpoon discovery in August 2016. The March 31, 2017 updated Mineral Resource estimate in respect of the Rook 1 Project comprises an Indicated Mineral Resource of 179.5 M lbs of U3O8 within 1.18 M tonnes grading 6.88% U3O8, and an Inferred Mineral Resource of 122.1 M lbs of U3O8 contained within 4.25 M tonnes grading 1.30% U3O8.

The effective date of the mineral resource estimate is December 20, 2016. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective March 31, 2017 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca